CONFIDENTIAL

Filed by Galera Therapeutics, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Galera Therapeutics, Inc.

Filer’s SEC File No.: 001-39114

Date: April 14, 2026

The following contains communications Obsidian Therapeutics, Inc. (“Obsidian”) made to its stakeholders via email on April 14, 2026.

Subject Line: Obsidian Update

Dear Colleague:

I am pleased to share the press release which went live earlier today, announcing the merger agreement between Obsidian Therapeutics and Galera Therapeutics.

As mentioned in the press release, this merger is concurrent with a committed PIPE financing of $350M, which allows us to advance OBX-115 development. The combined company will operate under the name Obsidian Therapeutics, and Madan Jagasia will remain Chief Executive Officer. We expect this financial transaction to close by Q3 2026.

Our priority to advance Obsidian’s pipeline of novel engineered TIL cell therapies for the treatment of patients with solid tumors remain unchanged. We look forward to your continued support as a valued partner.

Kind regards,

Obsidian Leadership Team

Madan Jagasia, Julie Feder, Parameswaran Hari, Dana Alexander

Additional Information and Where to Find It

In connection with the proposed transactions between Obsidian and Galera Therapeutics, Inc. (“Galera”), Galera and the newly-formed company will file relevant materials with the SEC. The newly-formed company will file a registration statement on Form S-4 that will include a proxy statement or information statement and prospectus relating to the proposed transaction, which will constitute a proxy statement or information statement of Galera and a prospectus of the newly-formed company (the “Prospectus”). Galera and the newly-formed company may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Prospectus or any other document which Galera or the newly-formed company may file with the SEC or send to stockholders of Galera or Obsidian in connection with the proposed transaction. The Prospectus will be mailed to stockholders of Galera. INVESTORS AND SECURITYHOLDERS OF GALERA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GALERA, OBSIDIAN AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the

CONFIDENTIAL

registration statement and the Prospectus (when available) and other documents filed with the SEC by Galera or the newly-formed company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Galera will be available free of charge on Galera’s website at www.Galeratx.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Galera, Obsidian or the newly-formed company, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Galera or Obsidian. However, Galera and Obsidian and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Galera may be found in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 19, 2026 and its proxy statement for its 2026 annual meeting of stockholders, which was filed with the SEC on April 10, 2026. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future clinical development activities, potential milestone payments, the merger transaction and completion of the concurrent private placement financing, the expected effects, perceived benefits or opportunities and related timing with respect thereto; expectations regarding or plans for the combined company’s pipeline, and the expectations regarding the use of proceeds from the concurrent private placement financing and cash runway expectations therefrom.

These forward-looking statements relate to Galera, Obsidian and the newly-formed company (together, “us” or “we”), our business prospects and our results of operations and are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those anticipated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those described under the heading “Risk Factors” included in Galera’s Annual Report on Form 10-K for the year ended December 31, 2025. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “aim,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that might subsequently arise, except as required by applicable law.

CONFIDENTIAL

These forward-looking statements are based upon our current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, including, without limitation:

•	Statements about the synergies or benefits of the proposed transaction, including future financial and operating results, plans, objectives, expectations and intentions;

•	The anticipated timing of closing of the proposed transaction and the private placement financing;

•	Risks related to the combined company’s ability to correctly estimate its operating and other expenses and its cash runway;

•	The ability to retain key personnel;

•	Negative effects of the announcement or consummation of the proposed transaction on the market price of our capital stock and our operating results;

•	Risks relating to the value of shares of the newly-formed company to be issued in the proposed transaction;

•	Risks related to the newly-formed company’s ability to be listed on Nasdaq;

•	Risks related to the ability to obtain approval of the Galera stockholders;

•	Changes in capital resource requirements;

•	Risks related to our inability to obtain sufficient additional capital to continue to advance our product candidates;

•	Our and our collaborators’ ability to execute clinical programs for our product candidates;

•	Results of clinical trials with our product candidates; and

•	Our ability to obtain and maintain intellectual property rights and regulatory exclusivities.